Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following description of the capital stock of Donegal Group Inc. (“us,” “our” or “we”) is a summary of the rights of the holders of our Class A common stock and our Class B common stock and certain provisions of our certificate of incorporation and bylaws, as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein, and to the applicable provisions of Delaware and U.S. federal law. We encourage you to read our certificate of incorporation and bylaws and the applicable provisions of Delaware and U.S. federal law for additional information.

General

Our certificate of incorporation authorizes us to issue (i) 2,000,000 shares of preferred stock, par value $.01 per share, (ii) 50,000,000 shares of Class A common stock, par value $.01 per share and (iii) 10,000,000 shares of Class B common stock, par value $.01 per share. Our Class A common stock and our Class B common stock trade on the NASDAQ Global Select Market under the symbols “DGICA” and “DGICB,” respectively. The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company. Except as described below with respect to dividends and voting rights, shares of our Class A common stock and our Class B common stock are identical in all respects.

Class A Common Stock and Class B Common Stock

The following is a materially complete summary of the rights, preferences and limitations of the holders of our Class A common stock and Class B common stock.

Voting and Other Rights. The holders of our Class A common stock are entitled to one-tenth of a vote per share on any matter submitted to a vote of our stockholders, while the holders of our Class B common stock are entitled to one vote per share on any matter submitted to a vote of our stockholders. Except as required by the Delaware General Corporation Law (the “DGCL”) or our certificate of incorporation, the holders of our Class A common stock and our Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders.

Under our certificate of incorporation and the DGCL, at any election of our directors, those nominees receiving the highest number of votes cast for the number of directors to be elected will be elected as directors. Because our certificate of incorporation does not authorize cumulative voting in the election of directors, Donegal Mutual Insurance Company (“Donegal Mutual”), as the holder of approximately 71% of the combined voting power of our Class A common stock and our Class B common stock, has the power to control the election of all of the members of our board of directors, and the holders of the remainder of the outstanding shares of our Class A common stock and our Class B common stock will not be able to cause the election of any member of our board of directors.

Under our certificate of incorporation and the DGCL, only the affirmative vote of the holders of a majority in voting power represented by our Class A common stock and our Class B common stock, voting as a single class, is required to amend our certificate of incorporation, to authorize additional shares of capital stock of any class, to approve any merger or consolidation of us with or into any other corporation or the sale of all or substantially all of our assets or to approve our dissolution. Under the DGCL, the holders of our Class A common stock or our Class B common stock are entitled to vote as a separate class on any proposal to change the par value of such class or to alter or change the rights, preference and limitations of such class in a way that would adversely affect any such rights of such class. Donegal Mutual, as the holder of approximately 71% of the combined voting power of our outstanding Class A common stock and our Class B common stock, will be able to control the outcome of the vote on any such matters.

Merger and Consolidation. In the event of a merger, consolidation or liquidation, holders of our Class A common stock and our Class B common stock are entitled to receive pro rata any assets legally available for distribution to our stockholders with respect to shares held by them, subject to any prior rights of the holders of any of our preferred stock then outstanding.

Dividends and Distributions. The holders of our Class A common stock are entitled to receive such dividends or distributions as our board of directors may declare out of funds legally available for such payments. Each share of our Class A common stock outstanding at the time of any dividend or distribution payable in cash upon the outstanding shares of our Class B common stock is entitled to a cash dividend or distribution payable at the same time and to our stockholders of record as of the same date in an amount that is at least 10% greater than any dividend or distribution we declare upon the shares of our Class B common stock. Each share of our Class A common stock and our Class B common stock shall be equal in respect to dividends or other distributions payable in shares of capital stock, provided that such dividends or distributions may be made (i) in shares of our Class A common stock to the holders of our Class A common stock and in shares of our Class B common stock to the holders of our Class B common stock, (ii) in shares of our Class A common stock to the holders of both our Class A common stock and our Class B common stock or (iii) in any other authorized class or series of capital stock to the holders of our Class A common stock and our Class B common stock. Our payment of distributions is subject to the restrictions of Delaware law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of stockholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to stockholders is subject to any prior rights of any then outstanding shares of our preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

Our ability to pay distributions is dependent upon the ability of our insurance subsidiaries to pay dividends to us. Regulatory requirements and capital guidelines may impact our insurance subsidiaries’ ability to pay dividends to us in the future.

Convertibility. Neither our Class A common stock nor our Class B common stock is convertible into another class of common stock or any other security.

Other Rights. Neither our Class A common stock nor our Class B common stock has any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock, par value $.01 per share. Our board of directors has the authority to issue preferred stock in one or more series and to fix the dividend rights, dividend rates, liquidation preferences, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, and the number of shares constituting any such series without any further action by our stockholders, unless such action is required by applicable rules or regulations or by the terms of any other outstanding series of our preferred stock. Any shares of our preferred stock that we may issue may rank prior to shares of our Class A common stock or our Class B common stock as to payment of dividends and any payments upon our liquidation.

Anti-Takeover Laws and Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Section 203 of the DGCL contains certain “anti-takeover” provisions that apply to a Delaware corporation, unless the corporation elects not to be governed by such provisions in its certificate of incorporation or bylaws. Neither our certificate of incorporation nor our bylaws contain such an election. Thus, Section 203 applies to us. Section 203 precludes a corporation from engaging in any “business combination” with any person that owns 15% or more of its outstanding voting stock for a period of three years following the time that such stockholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. A business combination includes any merger, consolidation or sale of substantially all of a corporation’s assets.

The three-year waiting period does not apply, however, if any of the following conditions are met:

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the board of directors of the corporation approved either the business combination or the transaction that resulted in such stockholder owning more than 15% of such stock before the stockholder obtained ownership of more than 15% of the corporation’s stock;

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once the transaction that resulted in the stockholder owning more than 15% of the outstanding voting stock of the corporation is completed, such stockholder owns at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced; or

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at or after the time the stockholder obtains more than 15% of the outstanding voting stock of the corporation, the board of directors approves the business combination and the stockholders authorized the business combination at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring stockholder.

In addition, Section 203 does not apply to any person who became the owner of more than 15% of a corporation’s stock if it was as a result of action taken solely by the corporation. Section 203 also does not apply to the corporation itself or to any of the corporation’s majority-owned subsidiaries.

Donegal Mutual’s majority voting control of us, and certain anti-takeover provisions in our certificate of incorporation and bylaws, could also (i) delay or prevent the removal of members of our board of directors and (ii) make a merger, tender offer or proxy contest involving us more expensive as well as unlikely to succeed, even if such events were in the best interests of our stockholders other than Donegal Mutual. These factors could also discourage a third party from attempting to acquire control of us. In particular, our certificate of incorporation and bylaws include the following anti-takeover provisions:

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•	our board of directors is classified into three classes, so that our stockholders elect only one-third of the members of our board of directors each year;

•	our stockholders may remove our directors only for cause;

•	our stockholders may not take stockholder action except at an annual or special meeting of our stockholders;

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the request of stockholders holding at least 20% of the combined voting power of our Class A common stock and our Class B common stock is required for a stockholder to call a special meeting of our stockholders;

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our bylaws require that stockholders provide advance notice to us to nominate candidates for election to our board of directors or to propose any other item of stockholder business at a stockholders’ meeting;

•	we do not permit cumulative voting rights in the election of our directors;

•	our certificate of incorporation does not provide for preemptive rights in connection with any issuance of securities by us; and

•	our board of directors may issue, without stockholder approval unless otherwise required by law, preferred stock with such terms as our board of directors may determine.

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